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                                                                    EXHIBIT 99.8

                    PACIFIC MUTUAL LIFE INSURANCE COMPANY'S
                DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION
                      PROCEDURES FOR POLICIES PURSUANT TO
                            RULE 6e-3(T)(b)(12)(iii)


     This document sets forth the administrative procedures that will be followed by Pacific Mutual Life Insurance Company ("Pacific Mutual") in connection with the issuance of its Pacific Select Estate Maximizer Modified Single Premium Variable Life Insurance Policy ("Policy"), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.

I.   PURCHASE AND RELATED TRANSACTIONS

     A.  Premium Schedules and Underwriting Standards
         --------------------------------------------

     The Policy is a modified single premium variable life insurance policy.
The Policy provides lifetime insurance protection on the life of the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is in force. In the case of a last survivor Policy, the Policy provides lifetime insurance protection on the lives of two insureds named in the Policy, with a death benefit payable when the last surviving insured dies while the Policy is in force. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

     The initial premium to purchase a Policy must be equal to 80% or 90% or 100% of the Policy's guideline single premium, which will be based upon the Policy's face amount and the age, gender, and underwriting classes of the insured(s). Thereafter, a Policy owner may make additional premium payments. However, additional premium payments will be subject to three restrictions noted under "Additional Premium Payments", Section I.C. on page 2 of this document.

     B.  Application and Initial Premium Processing
         ------------------------------------------

     Upon receipt of a completed application for a Policy, Pacific Mutual will follow certain insurance underwriting (i.e., evaluation of risk) procedures
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designed to determine whether the proposed insureds are insurable.  This process may involve verification procedures and may require that further information be provided by the applicant before determination can be made. Pacific Mutual will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Mutual, whichever is later.

     After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy date. The Policy date is usually the date the premium is received at Pacific Mutual's home office. The Policy date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

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     C.  Additional Premium Payments
         ---------------------------

     The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy owner's discretion; however, the Policy owner is not required to pay additional premiums.

     Payment of the initial premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's accumulated value. Even if additional premiums are paid, the Policy will lapse any time accumulated value less Policy debt less surrender charges is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $1,000.00. Pacific Mutual also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability. Any additional premium payment that causes the Policy to fail to qualify as life insurance under the Internal Revenue Code will be limited or returned. Any additional premium payment that causes a Policy that was not a modified endowment contract, as defined in the Internal Revenue Code, to become one, will be returned, unless the Policy owner specifies otherwise in writing.

     D.  Premium Allocation
         ------------------

     A Policy owner may allocate premiums among the variable accounts and/or the fixed account. When an application is approved and a Policy is issued, the Accumulated Value will be automatically allocated according to the Policy owner's instructions in the application or more recent instructions if any (except for amounts allocated to the Loan Account to secure any Debt). The initial allocation must be made in the application for the Policy. During the free-look period (a limited period of time during which the Policy owner may return and cancel the Policy for a full refund of premiums paid (Free Look Right)), all premiums are allocated to the Money Market Variable Account. The accumulated value is allocated according to the Policy owner's instructions the later of 15 days after the Policy is issued or 45 days after the application is signed (the Free Look Transfer Date).

     Additional premium payments will be allocated among the investment alternatives according to the Policy owner's instructions (after the Free Look Transfer Date). A Policy owner may change the allocation of accumulated value by submitting a proper written request to Pacific Mutual's home office.

     E.  Reinstatement
         -------------

     Pacific Mutual will reinstate a lapsed Policy (see "Policy Lapsation,"
Section III.C. on page 5 of this document) at any time within three years after the end of the grace period, provided Pacific Mutual receives the following: (1) a written application of the Policy owner; (2) evidence of insurability satisfactory to Pacific Mutual for each insured; and (3) payment of all monthly charges and deductions that were due and unpaid during the grace period, and payment of a premium at least equal to three times the most recent monthly deduction.

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     When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: (1) if the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of Policy debt on the date of lapse and no Policy debt will exist on the date of reinstatement; (2) if the Policy is reinstated on the monthly payment date next following lapse, any Policy debt on the date of lapse will also be reinstated; and (3) no interest on amounts held in Pacific Mutual's Loan Account to secure Policy debt will be paid or credited between lapse and reinstatement.

     Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Mutual, and accumulated value minus Policy debt will be allocated among the variable accounts and the fixed account in accordance with the Policy owner's current premium allocation instructions.

     F.  Policy Loans
         ------------

     A Policy owner may borrow from Pacific Mutual up to 50% of the accumulated value in the first Policy year, and thereafter an amount up to the greater of
(1) 100% of accumulated value allocated to the fixed account and 90% of the Policy's accumulated value allocated to the variable accounts, or (2) 98% of the excess of the Policy's accumulated value over 12 times the current monthly deduction. The maximum amount is reduced by the amount of existing debt and by the surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken. The minimum loan that may be taken is $500. A Policy is the only security required for a loan.

     When a Policy owner takes a loan, an amount equal to the loan is transferred out of the Policy owner's accumulated value in the variable accounts and the fixed account on a proportional basis, unless the Policy owner instructs Pacific Mutual otherwise.

     The interest rate on loans is 6.00% for years one through ten, and 5.00% thereafter. Pacific Mutual will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of 4.5%. The owner may repay all or part of the loan at any time while the Policy is in force. If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the surviving insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the free-look right.

     Preferred loans will be available, subject to the limitations described above, up to the excess of the accumulated value over all premiums paid. The amount of all loans considered Preferred will be redetermined (increased or decreased) on each Policy Anniversary. Interest rates on Preferred loans are 5.25% for years one through ten, and 4.75% thereafter.

     A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus Policy debt less surrender charges is insufficient to cover the monthly deduction against the Policy's accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace

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period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.

II.  TRANSFER AMONG INVESTMENT DIVISIONS

     The Pacific Select Exec Separate Account (the "Separate Account") is a separate investment account of Pacific Mutual used to support the variable death benefits and policy values of Pacific Mutual's life insurance policies. The Separate Account currently is divided into variable accounts, each of which invest in shares of a corresponding portfolio of an underlying mutual fund that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.

     A Policy owner may allocate accumulated value among the variable accounts in any way he or she chooses. No transfers are allowed during the grace period if the required premium has not been paid. There is currently no charge imposed upon transfers, and no limit to the number and frequency of transfers permitted.

     Accumulated value may also be transferred from the variable accounts to the fixed account. However, after the first eighteen months such a transfer will only be permitted in the Policy month preceding a Policy anniversary. Transfers from the fixed account to the variable account are also permitted, subject to the following restrictions: (1) the Policy owner may not make more than one transfer from the fixed account to the variable accounts in any 12-month period; and (2) a Policy owner may transfer no more than the greater of 25% of the Accumulated Value in the Fixed Account or $5,000.

III.  REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

     A.  Surrender for Net Cash Surrender Value
         --------------------------------------

     A Policy owner can make withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. A partial withdrawal may reduce the face amount under the Policy.

     A withdrawal must be for at least $1,000, and the Policy's net cash surrender value after the withdrawal must be at least $10,000. If there is any Policy debt, the maximum withdrawal amount is limited to the excess, if any, of the cash surrender value immediately prior to the withdrawal over the result of the Policy debt divided by 90%.

     When a partial withdrawal is made the death benefit under the Policy is decreased in proportion to the reduction in accumulated value caused by the withdrawal and the face amount may also be reduced. The face amount decrease will be limited so that: (1) the decrease does not exceed the excess, if any, of the original face amount over the death benefit after the withdrawal, and (2) the Policy continues to be a life insurance contract under the Internal Revenue Code.

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     Withdrawals in the first nine policy years may be subject to surrender charges. Surrender charges will be imposed, at rates shown in the Policy, on the amount of the withdrawal deemed to be initial premium returned. For the purpose of calculating surrender charges only, a withdrawal is taken from the available Free Withdrawal Amount, if any, first, then from initial premium, from additional premium next, and from remaining Policy earnings last. The Free Withdrawal Amount is the lesser of: (1) the accumulated value less premiums paid plus prior withdrawals of premium, and (2) 10% of the initial premium. Only one withdrawal from the Free Withdrawal Amount is available in any Policy year. If there is no Free Withdrawal Amount at the time of the first withdrawal in a Policy year, the next withdrawal in the same Policy year will be considered the first for this purpose.

     B.  Death Claims
         ------------

     Upon receipt of satisfactory proof of death of the insured (or both insureds, in the case of a last survivor Policy), Pacific Mutual will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy debt (and, if in the grace period, any overdue charges), and any requested and due withdrawals.

     The death benefit will be the greater of accumulated value multiplied by a specified death benefit percentage, or the face amount of the Policy. The specified death benefit percentages vary according to the age of the insured (or younger insured in the case of a last survivor Policy), and are shown in a table in the Policy. Because the specified percentage is applied to a Policy owner's accumulated value, an increase in accumulated value may increase the death benefit. However, because the death benefit will never be less than the face amount while the Policy is in force, a decrease in the accumulated value may decrease the death benefit but never below the face amount while the Policy is in force.

     C.  Policy Lapsation
         ----------------

     If the accumulated value less Policy debt less the surrender charges that would be imposed if the Policy were surrendered of a Policy is insufficient to cover deductions and charges on a monthly payment date, Pacific Mutual will give written notice to the Policy owner that if an amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the "grace period"), the Policy owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay the amount by which the deductions and charges due on the monthly payment date exceeded the accumulated value less debt less surrender charges, and three times the charges and deductions due on the monthly payment date in which the insufficiency occurred.

     If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed account in accordance with the Policy owner's allocation

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instructions. If the insured (or surviving insured, in the case of a last survivor Policy) dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges dues and any Policy debt.

     A lapsed Policy may be reinstated at any time within three years after the end of the grace period. See "Reinstatement," Section I.E. on page 2 of this document.

     D.  Policy Loans
         ------------

     See Section I.F. on page 3 of this document.

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